UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OWC Pharmaceutical Research Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26784V108

(CUSIP Number)

Discover Growth Fund, LLC

5330 Yacht Haven Grande, Suite 206

St. Thomas, VI 00802

Attn: John Kirkland

(340) 774-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  26784V108

ITEM 4. PURPOSE OF TRANSACTION

On February 26, 2021, the Reporting Person executed a majority written consent of stockholder to remove Ziv Turner as the sole director of the Issuer, and to appoint David Kugelman as the sole director of the Issuer.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in, the Issuer's operations, management, organizational documents, the composition of the board of directors of the Issuer, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer, as well as a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in. The Reporting Person may communicate with the Issuer's management and board about a broad range of operational and strategic matters (including the matters set forth above) and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other available investment opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, the "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock or other Securities without affecting their beneficial ownership of the shares of Common Stock or other Securities. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2021	DISCOVER GROWTH FUND, LLC

/s/ John Kirkland
Name: John Kirkland, President of G.P. of Member

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